CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES 2022 BUDGET
CALGARY, ALBERTA – JANUARY 11, 2022 – FOR IMMEDIATE RELEASE
Canadian Natural’s President, Tim McKay, commented “Our key advantages are our committed and dedicated work teams and our large, high quality asset base including long life low decline assets which provides us optionality and flexibility to allocate capital to our highest return projects. In 2022 our diversified production mix is targeted to consist of approximately 46% light and synthetic crude oil, 28% heavy crude oil and 26% natural gas, at the mid-point of our targeted production range. Our assets have low maintenance capital requirements, and combined with our strong operating teams and our effective and efficient operations, we drive industry leading free cash flow, making Canadian Natural unique, robust and sustainable.
Our 2022 budget is targeting base capital of approximately $3.6 billion that delivers targeted production of approximately 1,270,000 BOE/d to 1,320,000 BOE/d, with disciplined year over year near-term growth of approximately 60,000 BOE/d derived primarily from production growth in our conventional E&P operations. Also in 2022, strategic growth capital of approximately $0.7 billion will be allocated to our long life low decline assets which targets to add incremental annual production in 2023 and beyond, resulting in approximate total increases in production of 63,000 bbl/d by 2025. Safe, reliable, low cost operations continue to be a focus for the Company, as we maximize value for our shareholders in 2022 and beyond."
Canadian Natural’s Chief Financial Officer, Mark Stainthorpe, continued “In 2021 the Company executed on a disciplined capital program and delivered robust free cash flow resulting in significant debt reduction of approximately $7.3 billion, with year end 2021 net debt levels of approximately $14 billion. We also continued to deliver value to our shareholders in 2021 through approximately $1.6 billion in share repurchases and our two quarterly dividend increases for a combined 38%, which marked the 22nd consecutive year of dividend increases. Beyond our base capital budget of approximately $3.6 billion, Canadian Natural is targeting incremental strategic growth capital expenditures of approximately $0.7 billion in 2022, all in Alberta, as a result of the attractive fiscal and income tax environment in Alberta. These incremental expenditures will not only generate economic returns for the Company and its shareholders, but will create jobs and additional royalties and income taxes in Alberta in future years. In 2022, with our disciplined capital budget, we target significant free cash flow after current dividend requirements. Since achieving net debt levels in 2021 below $15 billion, in 2022 we will target to allocate 50% of free cash flow to share repurchases and 50% of free cash flow to the balance sheet, less strategic growth capital/acquisitions, all as defined in our free cash flow allocation policy."

HIGHLIGHTS OF THE 2022 BUDGET
▪The Company’s high quality, large, balanced and diverse asset base is complemented by an extensive network of owned and operated infrastructure and is supported by a deep inventory of long life low decline assets, as well as conventional E&P assets. The Company’s focus on effective and efficient operations drives high return on capital projects that deliver industry leading free cash flow.
•Our ability to be nimble and flexible with capital allocation decisions within our asset base is a significant competitive advantage as we can allocate capital to the highest return projects without being reliant on any one commodity type, maximizing shareholder value.
▪Canadian Natural’s 2022 base capital is disciplined, targeted at approximately $3.6 billion, and the Company targets to deploy incremental strategic growth capital of approximately $0.7 billion.
▪Production in 2022 is targeted between 1,270 MBOE/d and 1,320 MBOE/d, resulting in year over year growth of approximately 60,000 BOE/d derived primarily from production growth in our conventional E&P operations. Planned turnarounds at our Oil Sands Mining and Upgrading assets, which are incorporated in the above 2022 production target, are expected to impact yearly production volumes by approximately 35,000 bbl/d.
•Product mix is targeted at approximately 46% light and synthetic crude oil, 28% heavy crude oil and 26% natural gas.
•Liquids production, including synthetic crude oil, is targeted to range from 940,000 bbl/d to 982,000 bbl/d, of which long life low decline production is targeted to be approximately 78% of total liquids production.
◦Conventional E&P liquids production is targeted between 250,000 bbl/d and 267,000 bbl/d.
•Natural gas production is targeted between 1,980 MMcf/d to 2,030 MMcf/d, representing significant growth of approximately 18% from targeted 2021 levels, as capital investment within the Company’s natural gas portfolio increased throughout 2021 driving strong exit production.
•Our 2022 budget includes mid- and long-term strategic growth capital of approximately $0.7 billion that targets to add production and capacity in our long life low decline thermal in situ and Oil Sands Mining and Upgrading assets.
◦Thermal in situ production is targeted to add approximately 22,000 bbl/d in 2024, increasing to approximately 49,000 bbl/d in 2025.
◦Strategic growth capital being allocated to Oil Sands Mining and Upgrading in 2022 is targeted to reduce required turnaround times in the future, increasing the capacity of zero decline, high value production by approximately 5,000 bbl/d of SCO in 2023, increasing to approximately 14,000 bbl/d of SCO in 2025.
◦The forecast capital and growth in production by year for this strategic growth capital is as follows:

	2022 Budget	2023 Forecast	2024 Forecast	2025 Forecast
Targeted Strategic Growth Capital ($ million)	$700	$465	$45	—
Production Growth (bbl/d)(1)	—	~5,000	~27,000	~63,000
(1) Additional production growth from 2022 targeted volumes and reflects 12 month average production.

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PRODUCTION AND CAPITAL EXPENDITURES
Canadian Natural's strategy of maintaining a large, diverse portfolio of assets enables the Company to maximize shareholder value through flexible capital allocation and optimized product mix. Annual budgets are developed and scrutinized throughout the year and can be changed, if necessary, in the context of price volatility, project returns and the balancing of project risks and time horizons. Canadian Natural maintains a high ownership level and operatorship in its properties and can therefore control the nature, timing and extent of expenditures in each of its project areas.

Daily Production Volumes (before royalties)	2021 Forecast	2022 Budget(1)
Natural gas (MMcf/d)	1,693	1,980 – 2,030
Conventional E&P Crude Oil & NGLs (Mbbl/d)	245	250 – 267
Thermal and Oil Sands Mining & Upgrading (Mbbl/d)(1)	708	690 – 715
Total Liquids (Mbbl/d)	953	940 – 982
Total MBOE/d	1,235	1,270 – 1,320
(1)Reflects planned downtime for turnaround activities at Horizon, Scotford and Canadian Natural’s 70% ownership in the AOSP, impacting 2022 annual production by approximately 35,000 bbl/d.
Note: Rounded to the nearest 1,000 bbl/d. See Advisory for cautionary statements, definitions, pricing assumptions and Non-GAAP and other financial measure disclosure.

Net Capital Expenditures ($ million)	2021 Forecast(1)	2022 Budget
Base Capital	$3,480	$3,645
Strategic Growth Capital	—	$700
Total Capital	$3,480	$4,345
(1)2021 forecast excludes net acquisition costs.

Details of the Canadian Natural’s leading ESG performance can be found in the Company’s 2020 Stewardship Report to Stakeholders on the Company's website at www.cnrl.com.

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CONFERENCE CALL
A conference call and webcast will include a presentation to be held at 9:00 a.m. Mountain Time, 11:00 a.m. Eastern Time on Tuesday, January 11, 2022. The North American conference call number is 1-866-521-4909 and the international conference call number is 001-647-427-2311.
Note: The presentation will be available for download on the home page of our website 30 minutes prior to the call.
The conference call and presentation will be broadcast live and may be accessed on the home page our website at www.cnrl.com.
An archive of the broadcast will be available until 6:00 p.m. Mountain Time, Tuesday, January 25, 2022. To access the rebroadcast in North America, dial 1-800-585-8367. Those outside of North America, dial 001-416-621-4642. The conference archive ID number is 4399216.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
JASON M. POPKO
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

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ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses, and other targets provided throughout this press release and the Company's Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), the Oil Sands Pathway to Net Zero Initiative, the Primrose thermal oil projects, the Pelican Lake water and polymer flood projects, the Kirby Thermal Oil Sands Project, the Jackfish Thermal Oil Sands Project, the North West Redwater bitumen upgrader and refinery, construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market, the development and deployment of technology and technological innovations, and the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of effects of the novel coronavirus ("COVID-19") pandemic and the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+")) which may impact, among other things, demand and supply for and market prices of the Company's products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil and natural gas and NGLs prices including due to actions of OPEC+ taken in response to COVID-19 or otherwise; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company's defense of lawsuits; availability

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and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company's and its subsidiaries' ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company's bitumen products; availability and cost of financing; the Company's and its subsidiaries' success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities (including production curtailments mandated by the Government of Alberta); government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short, medium, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company's provision for taxes; and other circumstances affecting revenues and expenses.
The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this press release or the Company's MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this press release or the Company's MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company’s estimates or opinions change.
Special Note Regarding non-GAAP Financial Measures
This press release includes references to non-GAAP and other financial measures used by the Company to evaluate its financial performance, financial position or cash flow. Descriptions of the non-GAAP and other financial measures included in this press release, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided in the “Non-GAAP and Other Financial Measures” section of the release.
Special Note Regarding Currency, Financial Information and Production
This press release should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2021 and the Company's MD&A and audited consolidated financial statements for the year ended December 31, 2020. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s unaudited interim consolidated financial statements for the three and

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nine months ended September 30, 2021 and the Company's MD&A have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB").
Production volumes and per unit statistics are presented throughout the Company's MD&A on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of the Company's MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an "after royalties" or "company net" basis is also presented for information purposes only.
The Company's 2021 targeted annual adjusted funds flow, free cash flow and net debt are based upon forecasted commodity prices of US$67.96 WTI/bbl, WCS discount of US$13.04/bbl, AECO price of C$3.38/GJ and FX of US$1.00 to C$1.25. 2022B targeted annual adjusted funds flow, free cash flow and net debt are based upon forecasted commodity prices of US$70.00 WTI/bbl, WCS discount of US$14.00/bbl, AECO price of C$3.25/GJ and FX of US$1.00 to C$1.28. Forecasted net debt reflects estimated timing of cash receipts and expenditures.
Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2020, is available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. Information on the Company's website does not form part of and is not incorporated by reference in the Company's MD&A.

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NON-GAAP AND OTHER FINANCIAL MEASURES
This press release includes references to non-GAAP and other financial measures used by the Company to evaluate its financial performance, financial position or cash flow. These specified financial measures include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures, are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than their most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company’s non-GAAP and other financial measures included in this press release, and reconciliations to the most directly comparable GAAP measure for year ended December 31, 2020, as applicable, are provided below to demonstrate the calculation of these measures.
Adjusted Funds Flow
Adjusted funds flow is a non-GAAP financial measure that represents cash flows from (used in) operating activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, abandonment expenditures excluding the impact of government grant income under the provincial well-site rehabilitation programs, and movements in other long-term assets, including the unamortized cost of the share bonus program, accrued interest on subordinated debt advances to North West Redwater Partnership ("NWRP"), and prepaid cost of service tolls. The Company considers adjusted funds flow a key measure in evaluating its performance, as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. The following is a reconciliation for adjusted funds flow, from cash flows from (used in) operating activities as presented in the consolidated statements of cash flows.

Adjusted funds flow, as reconciled to cash flows from operating activities
($ millions)	2020
Cash flows from operating activities	$4,714
Net change in non-cash working capital	166
Abandonment expenditures(1)	249
Other(2)	71
Adjusted funds flow	$5,200
(1)The Company includes abandonment expenditures in "Net Capital Expenditures, as Reconciled to Cash Flows used in Investing Activities" in the "Net Capital Expenditures" section of this MD&A.
(2)Movements in other long-term assets, including the unamortized cost of the share bonus program, accrued interest on subordinated debt advances to NWRP and prepaid cost of service tolls.
Net Capital Expenditures
Net capital expenditures is a non-GAAP financial measure, that represents cash flows used in investing activities, as determined in accordance with IFRS, as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, the repayment of NWRP subordinated debt advances, abandonment expenditures including the impact of government grant income under the provincial well-site rehabilitation programs, and the settlement of long-term debt assumed in acquisitions. The Company considers net capital expenditures a key measure in evaluating its performance, as it provides an understanding of the Company’s capital spending activities in comparison to the Company's annual capital budget. Net capital expenditures may not be comparable to similar measures presented by other companies.

Net capital expenditures, as reconciled to cash flows used in investing activities
($ millions)	2020
Cash flows used in investing activities	$2,819
Net change in non-cash working capital	(383)
Repayment of NWRP subordinated debt advances	124
Abandonment expenditures	249
Other(1)	397
Net Capital Expenditures	$3,206
(1)Relates to the settlement of long-term debt assumed in the acquisition of Painted Pony in 2020.

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Free Cash Flow
Free cash flow is a non-GAAP financial measure that represents cash flows from operating activities, as determined in accordance with IFRS, as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital from operating activities, abandonment, certain movements in other long-term assets, less net capital expenditures before net property acquisitions and dividend on common shares. The Company considers free cash flow a key measure in demonstrating the Company’s ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders, and to repay debt.

Free Cash Flow
($ millions)	2020
Adjusted funds flow	$5,200
Less: Net Capital Expenditures	3,206
Net Property Acquisitions(1)	(505)
Dividends on Common Shares	1,950
Free Cash Flow	$549
(1)Amount includes ($31) million of net exploration and evaluation asset dispositions and $536 million of net property acquisitions per the Company’s MD&A for the year ended December 31, 2020.
Long-term debt, net
Long-term debt, net (also referred to as net debt) is a financial measure that is calculated as net current and long-term debt less cash and cash equivalents.
Debt to adjusted funds flow
Debt to adjusted funds flow is a non-GAAP ratio that represents the current and long-term portions of long-term debt, as determined in accordance with IFRS, divided by the 12 month trailing adjusted funds flow, as defined and reconciled to cash flow from operating activities above. The Company considers this ratio to be a key measure in evaluating the Company's ability to pay off its debt.

Debt to adjusted funds flow
($ millions)	2020
Current portion of long-term debt	$1,343
Long-term debt	$20,110
Less: Cash and cash equivalents	184
Long-term debt, net	$21,269

Adjusted funds flow	$5,200

Debt to adjusted funds flow	4.1x

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